Via Facsimile and U.S. Mail
Mail Stop 6010


August 18, 2005


Mr. John Rogers
President and Chief Financial Officer
MDS, Inc.
100 International Boulevard
Toronto, Ontario Canada M9W 6J6


Re:	MDS, Inc.
	Form 40-F for the Fiscal Year Ended October 31, 2004
	Filed March 18, 2005
	File No. 001-15016


Dear Mr. Rogers:

	We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for the Fiscal Year Ended October 31, 2004

Exhibit 3 - Consolidated Audited Annual Financial Statements

Notes to Consolidated Financial Statements, page 7

28. Reconciliation to Accounting Principles Generally Accepted in the United States, page 36

1. On page 10 of this Exhibit, we noted that, under Canadian GAAP, you recognize revenues on certain contracts, where you appear to be providing services, using the percentage of completion method. On page 34 of Exhibit 4, we noted that revenue you have recognized, under Canadian GAAP, that cannot be billed is recorded in inventory as service contracts work-in-process. As we did not note an adjustment for revenue recognition in your reconciliation to U.S. GAAP, please tell us how your recognition of these revenues complies with U.S. GAAP, including how it complies with SEC SAB Topic 13 (SAB
104), footnote 1 of AICPA SOP 81-1, and any other relevant guidance.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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John Rogers
MDS, Inc.
August 18, 2005
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